# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Generate Biomedicines, Inc., CIK 0002100782
CUSIP: 370920100
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 101 South Street, Suite 900, Somerville, Massachusetts (MA), 02143
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001763945

## Reporting persons
- Nally Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,919,051; shared voting power 0; sole dispositive power 6,919,051; shared dispositive power 0; aggregate amount beneficially owned 6,919,051 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Generate Biomedicines, Inc.
Address of issuer's principal executive offices: 101 South Street, Suite 900, Somerville, MA 02143

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Michael Nally (the "Reporting Person").
Address of principal business office or, if none, residence: c/o Generate Biomedicines, Inc., 101 South Street, Suite 900, Somerville, MA 02143.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information below represents beneficial ownership of Common Stock of the Issuer as of March 31, 2026, based upon 128,192,484 shares of Common Stock outstanding as of March 31, 2026, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2026.

The Reporting Person may be deemed to be the beneficial owner of 6,919,051 shares of Common Stock, which includes: (i) 572,707 shares of Common Stock held of record by the Reporting Person; (ii) 1,316,654 shares of Common Stock held of record by the MTN 2024 GST Trust; (iii) 999,793 shares of Common Stock held of record by the MTN 2024 GRAT; and (iv) 4,029,897 shares of Common Stock underlying stock options exercisable within 60 days of March 31, 2026 by the Reporting Person.
Percent of class: 5.2
Sole power to vote or to direct the vote: 6,919,051
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,919,051
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Nally Michael: /s/ Michael Nally, Michael Nally (05/15/2026)